Exhibit 4

Gateway Financial Holdings, Inc.
Dividend Reinvestment Plan

The Dividend Reinvestment Plan (“Plan”) of Gateway Financial Holdings, Inc. (“Gateway”) described in this brochure is available to all shareholders of Gateway. As a participant in the Plan, all or part of your dividends will be reinvested for you in Gateway common stock, thereby conveniently and economically increasing your holdings in Gateway. The Plan also offers participants the opportunity to make optional cash investments, which will be invested in shares of Gateway common stock. The Plan is administered by SunTrust Bank, Atlanta (the “Bank”).

The principal features of the Plan allow shareholders to:

•	Purchase stock by reinvesting all or part of your cash dividends and by making optional cash investments.

•	Acquire additional stock with all of the Bank’s purchasing expenses, including service charges and brokerage commissions, incurred under the Plan paid by Gateway while you are a participant.

•	Realize the benefit of automatic savings by allocating all or part of your cash dividends to the Plan.

•	Use all designated dividends and optional cash investments to purchase stock, since the Plan credits fractional shares, computed to four decimals, to your account.

•	Terminate participation in the Plan at any time with the choice of receiving a certificate or cash for the shares held in a Plan account.

HOW THE PLAN WORKS

Once you have enrolled, participation in the Plan continues automatically until terminated by the participant or Gateway.

Option 1 -	Full Dividend Reinvestment
(with voluntary cash option)

Cash dividends on all of your shares may be invested automatically for you by SunTrust in additional shares of common stock of Gateway. Gateway will pay over to the Bank, as your agent, the total amount of cash dividends on shares of Gateway common stock owned by you on any additional whole or fractional shares acquired for you through the Plan. These dividends and your optional cash investments, if any, will be used by the Bank to purchase shares of Gateway common stock for your account at the then current market prices. When your dividends and optional cash investments, if any, are not large enough to buy a full additional share, your account will be credited with a fractional share, computed to four decimal places, which also will earn dividends for you.

Option 2 -	Partial Dividend Reinvestment
(with voluntary cash option)

Cash dividends on part of your shares may be invested automatically by the Bank in additional shares of common stock of Gateway in the manner described above under Option 1. You will receive the balance of your dividends in cash. Also, you may make optional cash investments, as described herein.

The dividend record date is announced for each quarterly dividend as approved by the Board of Directors. It is normally about 15 days prior to the dividend payment date. It is anticipated that the dividend payment dates will be on or about February 15, May 15, August 15, and November 15.

ELIGIBILITY FOR PARTICIPATION

Every shareholder of Gateway is eligible. If you own shares held in the name of a broker, bank or other nominee and wish to participate, you should request either (i) that shares for which you would like dividend reinvestment be transferred into your own name, or (ii) contact your nominee and follow the instructions given by the nominee (who will be the record holder of your shares). Shareholders who elect for the nominee to be the record holder must look to the nominee to administer your dividend reinvestments and such shareholders must correspond exclusively with the nominee on all matters regarding the Plan, including account statements, share withdrawal and termination of participation in the Plan. The nominee may charge a commission or other fee for your participation in the Plan, which will be your responsibility.

RETENTION OF SHARES

For your convenience, if you are the record holder of your shares, the Bank will hold in safekeeping the shares that the Bank has purchased for you. This protects against loss, theft or accidental destruction of stock certificates. However, upon your written request, the Bank will issue to you at any time, without charge, certificates for the number of whole share acquired for you through the Plan.

You may also send the Bank other certificates for common stock of Gateway for safekeeping free of charge. Because you bear the risk of loss in sending stock certificates to the Bank, we recommend that you send your certificates by either registered or certified mail, return receipt requested, and insure them properly. Certificates forwarded to the Bank for safekeeping should not be endorsed.

Shares of stock credited to a participant’s Plan account may not be pledged or assigned. A participant who wishes to pledge or assign any such shares may request that a certificate for such shares be issued in the participant’s name.

STATEMENT OF ACCOUNT

After each investment date, record holders of the shares will receive a statement from the Bank if a purchase was made on your behalf that will show the cost of shares purchased, current transactions and total whole and fractional shares held in your Plan account. If you own shares held in the name of a broker, bank or other nominee, your nominee will determine when periodic statements regarding your share ownership are distributed.

Each participant should keep these statements to determine the cost basis of shares purchased under the Plan for income tax purposes.

HOW TO JOIN

If you own shares in your name, to participate in the Plan, complete the Authorization Form and return it to the Bank at the address listed under the heading “Correspondence.” Your participation will begin with the next dividend payable after receipt of your authorization, provided it is received before the record date of such dividend. If your Authorization Form arrives after the record date, your participation will begin with the quarterly dividend payable to holders of record on the next dividend record date.

If you choose to begin your participation with an optional cash investment, your participation will begin on or after the next investment date (usually the 15th day of each month), if your authorization and cash are received by SunTrust before the optional cash cut-off date (usually the 10th day of each month). If such 15th and/or 10th day are not business days, the investment date and/or the optional cash cut-off date shall be the first succeeding business day.

If you own shares held in the name of a broker, bank or other nominee, you should contact the nominee and following the instructions provided by the nominee.

OPTIONAL CASH INVESTMENT

As long as you are a participant in the Plan and own at least one share in your name, you may purchase additional shares of Gateway common stock. Payments for this purpose may be made in any amount from $300 to $60,000 per calendar year. You may make optional cash investments regularly or from time to time, and you may vary the amount of each investment, subject to the above limits.

Optional cash investments may also be made through monthly automatic deductions from checking or savings accounts. Only participants with accounts at U.S. banks and financial institutions may authorize monthly automatic deductions. Automatic Deduction Authorization Forms may be obtained from the Bank, and should be completed and returned to the Bank.

Unless you have elected to make automatic deductions from your checking or savings account, the optional cash investment transmittal form which is part of your statement is to be mailed to the Bank with your check or money order in U.S. currency made payable to “SunTrust Bank, Atlanta”. If you are a citizen or resident of a country other than the United States, use a U.S. dollar draft. These payments will be invested in Gateway common stock by the Bank on or after the investment date in each month if received by the Bank prior to the optional cash cut-off date and in no event more than 30 days after the Bank’s receipt thereof. The Bank will not pay interest on these cash payments; therefore, you should send your cash payments to arrive at the Bank just prior to, but not later than, an optional cash cut-off date. This procedure will avoid unnecessary accumulation of funds.

COST OF PURCHASES

Gateway will pay the Bank’s purchasing expenses, including service charges and brokerage commissions, incurred under the Plan while you are a participant.

INCOME TAX TREATMENT

Even if you participate in dividend reinvestment, your dividends are subject to income taxes as if they were paid to you in cash. In addition, the Internal Revenue Service has ruled that the amount of brokerage commissions paid by the Company on your behalf is to be treated as a distribution to you, which is subject to income tax in the same manner as dividends.

The Internal Revenue Service has further ruled that the amount paid by the Company for brokerage commissions is includable in your cost basis of shares purchased. A Form 1099 DIV will be sent to you and to the Internal Revenue Service after year-end and will show the amount paid on your behalf.

PROXY VOTING

For purposes of voting at Gateway shareholder meetings, you will be able to vote the shares held in your Plan account (including fractional shares).

TERMINATION

If you own shares in your name, you may terminate your participation in the Plan at any time by notifying the Bank in writing, but any such notice received within a five day period prior to a dividend record date shall not be effective until dividends paid for such record date have been applied to the purchase of shares and credited to the participant’s account. All dividends with a record date more than five days after receipt of your notification will then be sent directly to you. Uninvested optional cash payments may be withdrawn at any time, provided that notice of a withdrawal request is received by the Bank at least forty-eight hours prior to 9:00 A.M. on the date on which the Bank intends to invest such funds. Upon termination of your participation or termination of the Plan, you will receive a certificate for the number of whole shares held in your name by the Bank and a check in payment for any fractional share in your account, valued at the then current market price of Gateway common stock. If you prefer, you can request in writing that your whole shares held by the Bank be sold, and you will receive a check for the proceeds, less a reasonable service charge and applicable brokerage commissions.

If you own shares held in the name of a broker, bank or other nominee, you should contact the nominee and following the instructions provided by the nominee to terminate your participation in the Plan.

Gateway reserves the right to amend, suspend, modify or terminate the Plan at any time. Written notice of any such amendment, suspension, modification or termination will be sent to the Bank and to all Plan participants at their last known address.

Shareholder accounts are subject to laws relating to abandoned property that require Gateway to send any unclaimed dividends or shares to a state after a certain number of years if no further contact is made with the owner. In order to protect you, Gateway will automatically terminate participation in the Plan if a person ceases to be a shareholder of record (record shares are those held by the shareholder). The Bank will send the participant a certificate for the number of whole shares in the participant’s Plan account and will pay in cash the value of any fractional share in that account at the current market value on the date of termination.

CORRESPONDENCE

All correspondence regarding your account should be sent to:

SunTrust Bank, Dividend Reinvestment Plans
P.O. Box 4625
Atlanta, Georgia 30302
(404) 588-7822

GATEWAY FINANCIAL HOLDINGS, INC.
DIVIDEND REINVESTMENT PLAN

TERMS AND CONDITIONS OF AUTHORIZATION

1.	Gateway Financial Holdings, Inc. (“Gateway”) will pay over to the Bank on the dividend payment date all or part of the cash dividends on shares of Gateway common stock registered in the name of the shareholder participating in the Dividend Reinvestment Plan (the “Plan”) together with all or part of the cash dividends on shares held in the Plan for the participant. Optional cash investments, if any, by the participant will be paid over to the Bank promptly after receipt by SunTrust Bank, Atlanta (the “Bank”) and may be commingled by the Bank with cash dividends for investment in Gateway common stock. The Bank, or such other bank or trust company as Gateway may from time to time designate, will administer the Plan. As agent for the participants in the Plan, the Bank will apply cash dividends received from Gateway on the shares of Gateway common stock registered in the participant’s name, optional cash investments authorized hereby and all or part of the cash dividends on any whole or fractional shares held for the participants in a Plan account, to the purchase of additional shares of Gateway common stock for the participant’s account. Such purchases may be made directly from Gateway, on any securities exchange where the common stock of Gateway is traded, in the over-the-counter market or in negotiated transactions and shall be made at prices competitive with prevailing market prices and on such other terms as the Bank may determine. In addition, at the participant’s option, cash investments may be made in U.S. currency in any amount from $300 to $60,000 in any calendar year, either by monthly automatic deductions from checking or savings account or by sending cash or money order, accompanied by the cash investment transmittal form. The Bank will be responsible for all administrative functions on behalf of record participants and in such capacity will accept delivery and maintain custody of shares purchased by the Bank under the Plan, allocate the purchased shares to the participant’s account, furnish a statement of account to the participant after each investment, issue and mail certificates to the participant upon request, and effect termination of the participant’s account upon request. All of the Bank’s service charges for each purchase of shares will be paid by the Bank on behalf of the participant.

2.	In making purchases for the participant’s account, the Bank may combine the participant’s funds with those of other Gateway shareholders participating in the Plan. The price at which the Bank shall be deemed to have acquired shares for the participant’s account shall be the average price of all shares purchased on any given day by the Bank for all participants in the Plan with their aggregate funds used for such purchase. The purchase price per share of Gateway common stock acquired from Gateway under the Plan will be 100% of the average of the closing price per share of Gateway common stock reported by the Nasdaq National Market for the ten (10) consecutive trading days on which there was a trade ending two trading days prior to the purchase of the stock. The Bank will hold the shares of all record participants in its name as Bank or in the name of its nominee. Share certificates will be issued only to participants who so request in writing.

Except to the extent that any applicable federal securities law may otherwise require, the Bank will invest on or after the investment date (usually the 15th day of each month) the participant’s cash dividends, and any optional cash investments if received by the Bank prior to the optional cash cut-off date (usually the 10th day of each month), and in no event more than 30 days after the Bank’s receipt thereof. If such 15th and/or 10th day are not business days, the investment date and/or the optional cash cut-off date shall be the first succeeding business day. Under certain circumstances, observance of rules and regulations of the Securities and Exchange Commission (“SEC”) may require temporary suspension of such purchases by the Bank or may require that purchases be spread over a period of more than 30 days, in which event such purchases will be made or resumed as or when permitted by such rules and regulations.

3.	Record participants may elect to deposit certificates for shares of Gateway common stock with the Bank for safekeeping. The Bank will credit the participant’s account with the number of shares deposited and will treat them in all respects in the same manner as shares purchased under the Plan for the participant’s account. All certificates should be sent to the Bank by either registered or certified mail, return receipt requested, and properly insured. The participant bears the risk of loss in transit.

4.	A statement listing the dividend payment and any optional investment, the taxes withheld, if any, the net amount invested, the number of shares purchased, the average cost per share and the total shares accumulated under the Plan, will be mailed to each record participant by the Bank as soon as practicable after completion of each investment of a cash dividend and any optional cash payment on behalf of such participant.

5.	Pending delivery of funds to the Bank, funds may be held in a non-interest bearing account by the Bank. After the funds have been delivered to the Bank, funds may be held in a non-interest bearing account by the Bank pending investment.

6.	A participant will have the right to vote any shares purchased for the participant and held by the Bank. Each proxy sent to a participant will include the number of shares held by the Bank for the participant under the Plan (including fractional shares) in addition to the number of shares registered in the name of the participant.

7.	Dividends paid on the accumulated shares and the amount of brokerage commissions paid on behalf of the participant by Gateway will be reported by the Bank to the participant and to the Internal Revenue Service.

8.	Record participants may terminate participation in the Plan at any time by giving written notice of termination to the Bank, but any such notice received by the Bank within a five day period prior to a dividend record date shall not be effective until dividends paid for such record date have been applied to the purchase of shares and credited to the participant’s account. All dividends with record date more than five days after receipt by the Bank of such notice of termination will be sent directly to the participant. Uninvested optional cash investments may be withdrawn at any time by giving written notice of termination to the Bank, provided that any such request is received by the Bank at least forty-eight hours prior to 9:00 A.M. on the date on which the Bank intends to invest such funds. Notice of termination from a participant will be treated as a request for the withdrawal of any uninvested optional cash investments held for the participant by the Bank or the Bank.

Upon written notice to the participant, the Bank, in its discretion, may terminate any participant’s account at any time. Gateway reserves the right to amend, modify, suspend or terminate the Plan at any time. Written notice of such amendment, suspension, modification or termination will be sent to the Bank and all Plan participants of record at their last known address.

Upon termination, the Bank will send record participants a certificate or certificates for the number of whole shares in the participant’s Plan account and will pay in cash the value of any fractional share in that account at the current market value on the date of termination. If the participant so requests in writing, the Bank will sell the whole shares in the Plan account and send the proceeds to the participant, less a reasonable service charge and brokerage commission, provided the participant’s signature on the written request is properly guaranteed. If the participant disposes of all shares of Gateway common stock registered in the participant’s name on the books of Gateway, such disposition will be considered an act of termination, and the Bank will distribute stock certificates and any cash in the manner as described in the preceding paragraph. The participant’s interest in any fractional share will always be distributed in cash.

9.	Any additional common stock or any other property of Gateway which results from stock dividends, stock splits or otherwise, which is distributed by Gateway on shares held by the Bank for the participant will be credited to the participant’s account. Any cash received by the Bank in lieu of a fractional share from such stock dividend or stock split will be used by the Bank at the time of the next investment date to purchase additional shares which will be credited to the participant’s account on a pro rata basis.

10.	Gateway and the Bank shall not be liable hereunder for any act done in good faith or for any good faith omission to act, including, with limitation, any claims of liability (a) with respect to the prices at which shares are purchased or sold for the participant’s account and the times when such purchases or sales are made, (b) for any fluctuation in the market value after purchase or sale of shares, (c) for inability owing to observance of SEC rules and regulations to make all purchases within the 30 day period described in paragraph 2, (d) for continuation of a participant’s account until actual receipt by the Bank of written notice of such participant’s death, or (e) with respect to any action or inaction by the record holder of a participant whose shares are held in the name of a broker, bank or other nominee.

11.	These Terms and Conditions and the Authorization for the Plan and its operations shall be governed by the laws of the State of North Carolina and rules of the Securities and Exchange Commission and any securities exchange on which Gateway common stock is listed. These Terms and Conditions cannot be amended orally.

12.	No participant shall have any right to draw checks or drafts against his or her Plan account.

13.	Shares of Gateway common stock credited to the participant’s account are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and may lose value.

14.	The participant agrees to notify the Bank promptly in writing of any change of address. Notices to the participant may be given by letter addressed to the participant at his last address of record with the Bank.

For additional information concerning the Gateway Financial Holdings, Inc. Dividend Reinvestment Plan, contact:

SunTrust Bank
Dividend Reinvestment Plans
P.O. Box 4625
Atlanta, Georgia 30302
(404) 588-7822